PHILLIPS NIZER LLP
666 Fifth Avenue, 28th Floor
New York, NY  10103
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August 10, 2009

Ms. Suzanne Hayes
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	SignPath Pharma, Inc.
Registration Statement on Forms S-1/A4
Last Filed August 6, 2009
File No. 333-158474

Dear Ms. Hayes:

As counsel to SignPath Pharma, Inc. (the “Company”), we are hereby responding to the August 7, 2009 telephonic comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1, File No. 333-158474, last filed by the Company with the Commission on August 6, 2009.    The Staff’s comments were to revise the entire prospectus to reflect the restated financial statements for the year ended December 31, 2008.

We have included three hard copies of Amendment No. 4 to the registration statement (“Amendment No. 3”), filed with the Commission electronically today, one clean and two that are marked to show changes from Amendment No. 3.

Under separate cover the Company will submit, if necessary, a new acceleration request together with the requested “Tandy Letter.”

Ms. Suzanne Hayes
August 10, 2009

If you have any questions concerning the matter please do not hesitate to contact the undersigned at 212-841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker
Elliot H. Lutzker

cc:  Dr. Lawrence Helson